UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )

                            Kestrel Energy, Inc.
                              (Name of Issuer)

                         Common Stock, No par value)
                       (Title of Class of Securities)

                                 492545 10 8
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 7, 1997
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X].


CUSIP No. 492545 10 8

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Equitable Life Assurance Society

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     United Kingdom

Number of Shares         7)  Sole Voting Power       840,000
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  840,000
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     840,000

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row (11)

     19.1%

14)  Type of Reporting Person

     IC

                                SCHEDULE 13D
                    THE EQUITABLE LIFE ASSURANCE SOCIETY


Item 1    Security and Issuer

          No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 1100, Denver, Colorado 80202

Item 2    Identity and Background

          (a)  Name:          The Equitable Life Assurance Society
                              ("Equitable")

          (b)  Business       City Place House, 55 Basinghall St.
               Address:       London, England EC2V 5DR

          (c)  Principal
               Business and
               Place of
               Organization:  A life assurance company registered in the
                              United Kingdom

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

          (a)  Name:          ROGER QUINTIN BOWLEY

          (b)  Business
               Address:       The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   General Manager (Central Services),
                              Secretary and a Director of Equitable
                              The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British


          (a)  Name:          PETER ANTHONY DAVIS

          (b)  Business
               Address:       Office of the National Lottery
                              2 Monck Street
                              London SW1P 2BQ

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director General of the
                              National Lottery
                              Director of Equitable
                              Office of the National Lottery
                              2 Monck Street
                              London SW1P 2BQ

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          SHAUN MUNRO KINNIS

          (b)  Business
               Address:       The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   General Manager - Sales and Marketing
                              and a Director of Equitable
                              The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          PETER MARTIN

          (b)  Residence
               Address:       121 Coleherne Court
                              Old Brompton Road
                              London SW5 OEB

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Solicitor, Retired
                              Director of Equitable

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          ALAN NASH

          (b)  Business
               Address:       The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   General Manager - Finance
                              and a Director of Equitable
                              The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          JENNIFER ANNE PAGE

          (b)  Business
               Address:       Millennium Central
                              2 Monck Street
                              London SW1P 2BQ

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Chief Executive
                              Director of Equitable
                              Millennium Central
                              2 Monck Street
                              London SW1P 2BQ

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          DAVID WILLIAM JAMES PRICE

          (b)  Business
               Address:       Mercury Asset Management plc
                              33 King William Street
                              London EC4R 9AS

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Deputy Chairman
                              Director of Equitable
                              Mercury Asset Management plc
                              33 King William Street
                              London EC4R 9AS

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          ROY HENRY RANSON

          (b)  Business
               Address:       The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Managing Director and Actuary
                              and a Director of Equitable
                              The Equitable Life Assurance Society
                              Walton Street
                              Aylesbury Bucks HP21 7QW

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          JOHN RICHARD SCLATER

          (b)  Business
               Address:       Yamaichi International (Europe) Ltd.
                              Finsbury Court
                              711-117 Finsbury Pavement
                              London EC2A 1EQ

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Banker
                              Director of Equitable
                              Yamaichi International (Europe) Ltd.
                              Finsbury Court
                              711-117 Finsbury Pavement
                              London EC2A 1EQ

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          IAN PETER SEDGWICK

          (b)  Business
               Address:       Schroders plc
                              120 Cheapside
                              London EC2V 6DS

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Vice-Chairman
                              Director of Equitable
                              Schroders plc
                              120 Cheapside
                              London EC2V 6DS


          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          JONATHAN FRANCIS TAYLOR

          (b)  Business
               Address:       Booker plc
                              85 Buckingham Gate
                              London SW1E 6PD

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Chairman
                              Director of Equitable
                              Booker plc
                              85 Buckingham Gate
                              London SW1E 6PD


          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          DAVID GEORGE THOMAS

          (b)  Business
               Address:       The Equitable Life Assurance Society
                              City Place House
                              55 Basinghall Street
                              London EC2V 5DR

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   General Manager - Investments
                              and a Director of Equitable
                              The Equitable Life Assurance Society
                              City Place House
                              55 Basinghall Street
                              London EC2V 5DR

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          ALAN GEORGE TRITTON

          (b)  Residence
               Address:       Lyons Hall
                              Great Leighs
                              Chelmsford
                              Essex CH3 1PL

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Retired
                              Director of Equitable

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British

          (a)  Name:          DAVID WILLIAM WILSON

          (b)  Business
               Address:       Wilson Bowden plc
                              Wilson Bowden House
                              Leicester Road
                              Ibstock
                              Leicester LE67 6HP

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Chairman
                              Director of Equitable
                              Wilson Bowden plc
                              Wilson Bowden House
                              Leicester Road
                              Ibstock
                              Leicester LE67 6HP

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  British


Item 3.   Source and Amount of Funds or Other Consideration

          On May 7, 1997, the Reporting Person was issued 840,000 Shares for $1,680,000 pursuant to an offering by the Issuer under Regulation S to qualified non-U.S. investors. The Shares were acquired with working capital.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a)  840,000 Shares of Common Stock (19.1%) beneficially owned.

          (b) Number of Shares as to which there is sole power to vote - 840,000; shared power to direct the vote - 0; sole power to direct the disposition - 840,000; shared power to direct the disposition - 0.

          (c)  See Item 3.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.

                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY


Date: 18th June 1997              By:/s/C.E. Duddridge

                                  C.E. Duddridge
                                  Printed Name

                                  Assistant General Manager -
                                  Securities and Investments
                                  Title